

October 6, 2010

Via Facsimile and U.S. Mail

Mr. Jacques Tizabi
Chief Financial Officer
Universal Detection Technology
340 North Camden Drive, Suite 302
Beverly Hills, California 90210

> **Re: Universal Detection Technology**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 001-09327**

Dear Mr. Tizabi:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 31

-(a) Management's Annual Report on Internal Control Over Financial Reporting, page 31

1.   We note that you are presenting a consolidated report that discusses your evaluation and
        conclusion relating to disclosure controls and procedures and internal controls over
        financial reporting. We note similar disclosures within your March 31, 2010 Form 10-Q.
        Please note that "disclosure controls and procedures" and "internal controls over financial
        reporting" have different meanings in Rules 13a-15(e) and 13a-15(f) of the Exchange
        Act. Further, each of your "disclosure controls and procedures" and "internal controls
        and procedures" requires distinct evaluations and disclosures. In this regard, your current
        disclosure regarding your conclusions may be confusing as it appears to combine
        disclosure controls and procedures and internal controls over financial reporting. Please
        revise your disclosure in future filings, including any amendment to this filing, to provide
        separate disclosures addressing your conclusions for each of your disclosure controls and
        procedures based on Item 307 of Regulation S-K and your internal controls over financial
        reporting based on Item 308(T) of Regulation S-K.

2.   Notwithstanding the comment issued above, it appears that some of your disclosures
        were carried forward from the prior year and were not updated. For instance, we note
        from your disclosures within the sixth and seventh paragraphs under this heading that you
        assessed the effectiveness of your disclosure controls and procedures and internal
        controls over financial reporting as of *December 31, 2008* rather than as of *December 31,
        2009*. Please revise future filings, including any amendment to this filing, to clearly
        disclose that you are evaluating and disclosing management's conclusion on the
        effectiveness of your disclosure controls and procedures and internal controls over
        financial reporting as of the appropriate date, which in this circumstance would be
        December 31, 2009.   Refer to the guidance in Item 307 and Item 308(T) of Regulation S-
        K.

-(b) Changes in Control Over Financial Reporting, page 32

3.   We note your disclosure that "the changes noted above, are the only changes". However,
        we do not see where you discuss any changes to your internal controls over financial
        reporting in the section above. Please revise future filings, including any amendment to
        this filing, to provide the disclosures required by Item 308T(b) of Regulation S-K.

Exhibit 31

4.   We note that your certification is not in the exact form prescribed by Item 601(b)(31) of
        Regulation S-K. Please file an amendment to this Form 10-K that includes the entire

filing together with corrected certification(s) that conform to the requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2010

-Item 4(T). Controls and Procedures, page 21

5.   We note from your December 31, 2009 Form 10-K that you disclosed management's conclusion on the effectiveness of its internal controls over financial reporting as of December 31, 2009 pursuant to Item 308(T) of Regulation S-K.   We further note here that you disclose management's conclusion on the effectiveness of its internal controls over financial reporting as of March 31, 2010. Item 308(T) of Regulation S-K indicates that management's conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure.   Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of March 31, 2010.

Exhibit 31

6.   We note here and within your June 30, 2010 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note throughout the certifications that you refer to the "small business issuer" rather than the "registrant." We also note that you made modifications to paragraph 4(d). Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 23

7.   We note your disclosure that you have identified material weaknesses in your disclosure controls and procedures as of June 30, 2010. Please revise your future filings to disclose the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin Vaughn
Accounting Branch Chief